                                                                  Rule 424(b)(2)
                                                       Registration No. 33-54049

Pricing Supplement No. 111           Dated September 15, 1995


(To Prospectus dated September 15, 1994 and Prospectus Supplement dated September 15, 1994).

                                 $1,000,000,000
                            CORESTATES CAPITAL CORP
                  Senior Medium-Term Floating Rate Notes Due
                    Nine Months or More From Date of Issue
        Unconditionally Guaranteed as to Payment of Principal, Premium,
                            if any, and Interest by
                           CORESTATES FINANCIAL CORP

Cusip:                                         21869EER2

Principal Amount:                              $60,000,000.00

Settlement Date:                               09/19/95

Base Rate:                                     LIBOR (TELERATE PG. 3750)

Index Maturity:                                1 MONTH LIBOR

Initial Interest Rate:                         5.8025% (5.8125% telerate
                                               pg. 3750 9/15/95)

Spread or Spread Multiplier, if applicable:    LESS 1 BPS.

Interest Rate Reset Dates:                     THIRD WEDNESDAY OF EACH MONTH

Interest Payment Dates:                        THIRD WEDNESDAY OF EACH MONTH

First Coupon:                                  10/18/95

Day Count:                                     actual/360

Stated Maturity Date:                          01/21/98

Maximum Interest Rate, if any:

Minimum Interest Rate, if any:

Alternate Rate Event Spread, if any:

Initial Redemption Date, if any:

Initial Redemption Percentage, if any:

Annual Redemption Percentage Reduction, if any:

Optional Repayment Dates, if any:

                            MTN Pricing Supplement

                              RECENT DEVELOPMENTS

     The following is unaudited consolidated financial information for CoreStates Financial Corp ("CoreStates") and its subsidiaries for the three and six-month periods ended June 30, 1995 and 1994. The following financial information should be read in conjunction with the second quarter of 1995 Form 10-Q and with the financial information for the twelve months ended December 31, 1994 contained in CoreStates' Annual Report on Form 10-K. These reports are incorporated by reference in the accompanying prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

     Operating results, key financial ratios and per share information are summarized in the following table (in millions, except per share):

                                     Three Months Ended      Six Months Ended
                                          June 30,              June 30,
                                     ------------------      ----------------
                                      1995        1994        1995      1994
                                     ------      ------      ------    ------
Net interest income (taxable
 equivalent basis).................  $383.0      $355.1      $752.3    $689.1
                                     ======      ======      ======    ======
Income before the cumulative
 effect of a change in accounting
 principle.........................  $126.0      $ 63.1      $181.3      33.1
Exclude:
 After-tax restructuring charge
   (credit)........................    (1.9)          -        70.0         -
 After-tax EPS gain................       -           -       (11.8)        -
 After-tax merger-related charges..       -        39.6           -     167.4
                                     ------      ------      ------    ------
Operating earnings.................  $124.1      $102.7      $237.6    $200.5
                                     ======      ======      ======    ======

Operating earnings per share.......  $ 0.88      $ 0.72      $ 1.67    $ 1.40
                                     ======      ======      ======    ======

Return on average equity (a).......   22.03%      18.55%      20.81%    17.41%
Return on average assets (a).......    1.75        1.48        1.69      1.46
Net interest margin................    6.10        5.86        6.01      5.71
Average common shares outstanding.. 140.914     142.139     142.571   143.368

____________
(a) Calculated based on "operating earnings." See definition of operating earnings in "Second Quarter Results."

     The ratio of earnings from continuing operations before income taxes to fixed charges of continuing operations for the six months ended June 30, 1995 was as follows:

Combined CoreStates (parent company)
 and CoreStates Capital.................. 2.60x
CoreStates consolidated:
 Excluding interest on deposits.......... 3.22x
 Including interest on deposits.......... 1.73x

                            MTN Pricing Supplement

Second Quarter Results
----------------------

     In the second quarter of 1995, CoreStates Financial Corp ("CoreStates") recorded net income of $126.0 million or $0.89 per share. "Operating earnings" for the second quarter of 1995, which has been defined for purposes of this discussion as net income excluding a restructuring credit, was $124.0 million, or $0.88 per share. This represents a 22.2% increase on a per share basis when compared to second quarter of 1994 operating earnings of $102.7 million, or $0.72 per share. Operating earnings for the second quarter of 1994 exclude merger-related charges of $39.6 million after-tax, or $0.28 per share. The restructuring credit and merger-related charges are discussed below.

     The $21.3 million improvement in operating earnings for the second quarter of 1995, as compared to the second quarter of 1994, was primarily due to an increase in taxable equivalent net interest income of $27.9 million or 7.9%. The net interest margin for the second quarter of 1995 was 6.10%, an increase of 24 basis points when compared to 5.86% for the second quarter of 1994. The increase in the level of taxable equivalent net interest income and the net interest margin were primarily related to improved loan demand. Also contributing to the improvement in second quarter operating earnings was a $3.1 million, or 2.3% increase in non-interest income and a $4.4 million, or 1.4% decrease in non-financial expenses excluding the restructuring credit and merger-related charges. The financial impact of those aspects of the process redesign (see below) implemented during the second quarter was to increase second quarter of 1995 operating income by $7.5 million pre-tax, or $0.03 per share after-tax. This impact principally related to expense savings and exceeded original projections by $0.01 per share due to timing.

     Key performance measures, based on operating earnings, continued to improve on already strong ratios. Returns on average equity and assets were 22.03% and 1.75%, respectively, in the second quarter of 1995, compared to 18.55% and 1.48%, respectively, in the second quarter of 1994.

     For the six months ended June 30, 1995, CoreStates recorded net income of $181.3 million or $1.27 per share. Operating earnings for the first six months of 1995, defined as net income excluding the net restructuring charge and a gain related to changes in an investment in an affiliate joint venture, were $237.6 million, or $1.67 per share. This represents a 19.3% increase on a per share basis when compared to operating earnings of $200.5 million, or $1.40 per share for the 1994 six-month period. Operating earnings for the first six months of 1994 exclude merger-related charges of $167.4 million after-tax, or $1.17 per share, and the cumulative effect of a change in accounting principle. The $37.1 million improvement in operating earnings for the first six months of 1995 also was primarily due to an increase in taxable equivalent net interest income. Taxable equivalent net interest income for the first six months of 1995 increased $63.2 million, or 9.2%, over the 1994 six-month period.

     In March 1995, CoreStates completed an intensive review of its operations and businesses and announced a corporate-wide process redesign plan, which restructures its banking services around customers and enhances employees' authority to make decisions to benefit customers. As a result of this process redesign, CoreStates recorded a $110.0 million pre-tax restructuring charge, $70.0 million after-tax or $0.49 per share in March 1995. In the second quarter of 1995, CoreStates recorded a restructuring credit of $3.0 million, $1.9 million after-tax or $0.01 per share, related to a gain on the curtailment of future pension benefits associated with employees terminated during the second quarter. CoreStates anticipates the recognition of additional curtailment gains in the third and fourth quarters of 1995, as more employees reach their work-through dates.

     Also in March 1995, Electronic Payment Services, Inc. ("EPS") an affiliate joint venture formed in 1992 to combine the consumer electronic transaction processing businesses of CoreStates and three partners, admitted a fifth partner and increased the ownership interest of an existing partner. As a direct result of this change in its ownership interest, CoreStates recognized a pre-tax gain of $19.0 million, $11.8 million after-tax or $0.08 per share.

                            MTN Pricing Supplement

Second Quarter Results - continued
----------------------------------

     Upon consummation of its acquisition by CoreStates on June 27, 1994, Independence Bancorp, Inc. ("Independence") recorded merger-related charges in the second quarter of 1994 in connection with a change in strategic direction related to problem assets and to conform consumer lending charge-off policies to those of CoreStates, and for expenses directly attributable to the acquisition. These merger-related charges totaled $39.6 million after-tax, or $0.28 per share. On a pre-tax basis, the merger-related charges consisted of a $25.0 million provision for loan losses, a $4.0 million addition to the OREO reserve, and $29.7 million for expenses directly attributable to the acquisition including $5.0 million of severance costs related to approximately 345 employees.

     Upon consummation of its acquisition by CoreStates on March 16, 1994, Constellation Bancorp ("Constellation") recorded merger-related charges in the first quarter of 1994 in connection with a change in strategic direction related to problem assets and to conform consumer lending charge-off policies to those of CoreStates, and for expenses directly attributable to the acquisition. These merger-related charges totalled $127.8 million after-tax, or $0.89 per share. On a pre-tax basis, these merger-related charges consisted of a $120.0 million provision for loan losses, a $28.0 million addition to the OREO reserve, $13.0 million for the writedown of purchased mortgage servicing rights and related assets, and $34.0 million for expenses directly attributable to the acquisition including $8.0 million of severance costs related to approximately 370 employees.

     During the first quarter of 1994, CoreStates recognized a $3.4 million after-tax, or $0.02 per share, impairment loss on certain mortgage securities as a cumulative effect of a change in accounting principle. The loss was the result of a writedown to fair value of these securities, which were deemed to be impaired. This resulted from the Financial Accounting Standards Board's ("FASB") 1994 interpretation of Statement of Financial Accounting Standards No. 115 ("FAS 115"). The interpretation, reached by a consensus of the FASB Emerging Issues Task Force in March 1994, provides more definitive criteria for recognition of impairment losses on these types of securities.

     Total non-performing assets of $242.9 million or 0.84% of assets at June 30, 1995 decreased $68.0 million, or 21.9% from December 31, 1994. The decrease from December 31, 1994 was divided between the non-performing commercial loan portfolio, which decreased $32.0 million or 36.7%, and the non-performing real estate portfolio which declined by $34.2 million or 17.7%.

     The provision for loan losses for the second quarter of 1995 was $25.0 million, unchanged from the prior year second quarter (excluding the $25.0 million Independence merger-related provision) and the 1995 first quarter provision. The allowance for loan losses at June 30, 1995 was $497.4 million, or 2.38% of loans and 254.4% of non-performing loans.

     Consolidated total assets at June 30, 1995 were $29.0 billion, down slightly from the $29.3 billion at 1994 year-end. The June 30, 1995 tier 1 capital ratio, total capital ratio and tier 1 leverage ratio at 7.9%, 11.6% and 7.2%, respectively, were well in excess of regulatory guidelines.